January 14, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated December 30, 2008 referencing the original comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 8. Revenues/Major Customers, page F-17

1.

Comment: We note your response to prior comment 2. A substantial percentage of your revenues is generally attributable to each of Microsoft and Konami. Tell us the percentage of revenues which is specifically attributable to each of the Microsoft and Konami contracts.

Please also tell us the nature and extent of the provisions in these contracts, including whether the contracts include continuing commitments or obligations to buy your products or services, whether the contracts provide for any minimum fees, and whether the revenues derived from these contracts differ from period to period. Item 601(b)(10)(ii)(B) does not state that, in order for the filing of a contract to be required, the contract must be of such a nature that the loss of the contract would require the Company to fundamentally alter the nature of its business. Additionally, tell us how you considered disclosing the material terms of these contracts in your annual report.

Response: The Company’s revenue percentages attributable to Microsoft and Konami for the year ended December 31, 2007 were 13.4% and 12.5%, respectively. All of the Company’s revenues from Microsoft were received pursuant to an exclusive representation agreement that was entered into in January 2006. Of the total revenues during the 2007 fiscal year attributable to the Microsoft contract: approximately 24%, or 3.2% of the Company’s total revenue during 2007, related to the Company’s share of royalties earned on the ‘Viva Piñata’ video game; approximately 35%, or 4.8% of the Company’s total revenue during 2007, related to advertising time purchased for commercials aired on the Company’s programming blocks; and approximately 41%, or 5.4% of the Company’s total revenue during 2007, related to production service revenue paid to the Company for the production costs incurred by the Company for the production of the ‘Viva Piñata’ television series. The royalties earned on the ‘Viva Piñata’ video game were based on a percentage of sales of the video game and there was no minimum guarantee associated with that amount. Pursuant to the agreement, the Company and Microsoft agreed to co-finance the production of 26 episodes with an option to co-finance additional episodes if the two parties mutually agreed. Microsoft was contractually obligated to purchase $3 million in advertising on Fox Saturday morning children’s block programmed by the Company for each broadcast season that the ‘Viva Piñata’ show was aired. In June 2008, the Microsoft agreement was amended to eliminate Microsoft’s annual advertising purchase requirement in consideration for a one-time $1 million buy-out fee and a commitment to purchase $1 million in additional internet advertising over the following 12 month period.

The Company’s business is not “substantially dependent” on any particular licensor, such as Microsoft, because the Company represents merchandise licensing rights to a wide variety of properties from time to time. The Company is continuously negotiating, entering into and modifying its relationships with licensors with respect to its properties and the loss of any one property would not substantially impact its operations. Moreover, as a result of the constantly changing popularity of the Company’s properties and the fickle nature of consumer preferences, the relative significance of the Company’s licensors and related properties to its business is difficult to predict and can and does change quickly and significantly with respect to any particular period.

Additionally, the Company’s business is not “substantially dependent” on the purchase of advertising from any particular customer, as there is a diverse market of advertisers who purchase advertising time on children’s programming blocks such as the programming blocks operated by the Company. Based on its experience in the business, the Company expects that it would be able to sell to other advertisers any advertising time not purchased by any customer at the prevailing market rates for such advertising.

Of the 12.5% of the Company’s revenues during 2007 that were attributable to Konami, 98%, or 12.3% of the Company’s total revenue during 2007, were under one contract that related to video game and trading cards sold by Konami with respect to one of the properties represented by the Company. The royalties earned by the Company under the agreement with Konami were based on a percentage of sales of the video game and trading cards and there was no minimum guarantee associated with those amounts. The Company’s business is not “substantially dependent” on the arrangements with this or any other licensee to sell a property and any related product category because the Company relies on revenues from multiple licensees available for all categories of licensed products produced in respect of the numerous properties for which the Company serves as licensing agent. The loss of this licensee would not substantially affect the Company’s business operations because we are confident based on our experience in the business that we would soon find another licensee to sell video games and trading cards for the property represented by the Company. The Company is continuously negotiating, entering into and modifying its relationships with licensees with respect to its properties and related product categories. As a result of the constantly changing popularity of the Company’s properties and the fickle nature of consumer preferences, the relative significance of the Company’s licensees and related product categories to its business is difficult to predict and can and does change quickly and significantly with respect to any particular period.

As explained above, these agreements with Microsoft and Konami were entered into in the ordinary course of the Company’s business and the Company is not substantially dependent upon either of them. Consequently, the Company is not required to file or disclose the material terms of these agreements.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

2.

Comment: You indicate that the advances to the Licensor were to be recouped from “the Licensor’s share of property income under the agreement.” Please describe the provisions of the agreement that govern the recovery and clarify for us whether this represents a variable-fee arrangement. Based on your description, it appears that collection of these advances is dependent on the Licensor recognizing income and it is unclear to us how such amounts would be fixed or determinable in order to recognize revenue. As part of your response, refer to the revenue recognition guidance that supports your accounting for these revenues and explain how you applied that guidance.

In addition, explain to us how circumstances changed regarding the collection of these advances. Specifically, describe the reasons for the revised projections.

Response: As stated in our previous response, as part of the agreement between 4Kids Licensing, CUSA and Apex (CUSA and Apex are referred to herein collectively as the “Licensor”), the Company paid on behalf of the Licensor (as the Company typically does under its arrangements with Licensors), an amount equal to 50% of the total production expenses. These expenses are derived from third party billings and internal expenses associated with the creation of the applicable episodes. The provisions of the agreement state that, at the option of the Licensor, the Licensor’s share of production expenses can be paid by: 1) direct payment; 2) as a reduction of Licensor’s share of property revenue; or 3) a combination of the two. The Licensor’s share of property revenue under the agreement is derived from cash collections on the Company’s sale of: international and domestic broadcast TV and home video rights; the licensing of the ‘Chaotic’ Property to multiple licensees (including the Company’s licensing of trading cards); and music performance revenues. Since the Company is only recovering advances based on these cash collections, the timing of the revenue reported for a property does not impact the recovery of the advance.

Accordingly, and in clarification of our prior response, the Company’s ability to recover the production expenses paid on behalf of the Licensor, the “advance”, may depend on the Licensor becoming entitled to its share of the property revenue, and not “income”.  To further clarify, “property revenue” is a term used in licensing agreements to describe the cash collected by a party, for a specific property based on the different revenue streams covered by the underlying agreement and is not a measure of how such party actually records revenue for reporting purposes. Consequently, for these agreements, the Licensor’s “property revenue” does not depend on the Licensor’s (or the Company’s) revenue recognition policies. We note that the Company’s revenue recognition policies are detailed on Form 10-K in Note 2, “Summary of Significant Accounting Policies” and are based on the criteria set forth in Staff Accounting Bulletin No. 101 – Revenue Recognition in Financial Statements (“SAB 101”), but are not related to the recording of property revenue for the Licensor.

Certain key licensees involving the ‘Chaotic’ property (i.e. the master toy deal and the video game deal) have taken longer than initially anticipated by the Company to finalize. These delays have caused the generation of ‘Chaotic’ related revenue and the corresponding collection of cash to be projected further out in the future. Although the Company still maintains that all the production expenses will be recouped in the future, this process will take longer than was originally anticipated.

If you have further questions regarding these matters, it may be helpful to schedule a conference call within the next two weeks to discuss these comments prior to the filing of our 10-K for 2008. Please feel free to contact me at (212) 758-7666.

Sincerely,

/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.